Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-3) and related Prospectus of American Campus Communities, Inc. and American Campus Communities Operating Partnership LP for the registration of equity and debt securities, and guarantee of debt securities, and to the incorporation by reference therein of our reports dated February 28, 2012 with respect to the consolidated financial statements of American Campus Communities, Inc., and the effectiveness of internal control over financial reporting of American Campus Communities, Inc., included in its Annual Report (Form 10-K) for the year ended December 31, 2011, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Austin, TX

May 2, 2012